SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

ReShape Lifesciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29365M505
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 29365M505	13 G	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON U.S. Venture Partners X, L.P. (“USVP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,458 shares; except that Presidio Management Group X, L.L.C. (“PMG X”), the general partner of USVP X, may be deemed to have sole power to vote such shares, and Irwin Federman (“Federman”), Steven M. Krausz (“Krausz”), Paul Matteucci (“Matteucci”), Jonathan D. Root (“Root”), Casey M. Tansey (“Tansey”) and Richard W. Lewis (“Lewis”), the managing members of PMG X, may be deemed to have shared power to vote such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,458 shares; except that PMG X, the general partner of USVP X, may be deemed to have the sole power to dispose of such shares, and Federman, Krausz, Matteucci, Root, Tansey and Lewis, the managing members of PMG X, may be deemed to have shared power to dispose of such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,458*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%*
12	TYPE OF REPORTING PERSON*	PN

* Includes (i) 729 shares of Common Stock of the Issuer directly held by USVP X and (ii) 729 shares of Common Stock underlying 15,335 shares of series C convertible preferred stock of the Issuer, 153 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON USVP X Affiliates Fund, L.P. (“USVP X AFF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
47 shares; except that PMG X, the general partner of USVP X AFF, may be deemed to have sole power to vote such shares, and Federman, Krausz, Matteucci, Root, Tansey and Lewis, the managing members of PMG X, may be deemed to have shared power to vote such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
47 shares; except that PMG X, the general partner of USVP X AFF, may be deemed to have the sole power to dispose of such shares, and Federman, Krausz, Matteucci, Root, Tansey and Lewis, the managing members of PMG X, may be deemed to have shared power to dispose of such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	47*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%*
12	TYPE OF REPORTING PERSON*	PN

* Includes (i) 24 shares of Common Stock of the Issuer directly held by USVP X AFF and (ii) 23 shares of Common Stock underlying 491 shares of series C convertible preferred stock of the Issuer, 5 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 4 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Presidio Management Group X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X, the general partner of each of USVP X and USVP X AFF, may be deemed to have sole power to vote such shares, and Federman, Krausz, Matteucci, Root, Tansey and Lewis, the managing members of PMG X, may be deemed to have shared power to vote such shares
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X, the general partner of each of USVP X and USVP X AFF, may be deemed to have sole power to dispose of such shares, and Federman, Krausz, Matteucci, Root, Tansey and Lewis, the managing members of PMG X, may be deemed to have shared power to dispose of such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,505*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%*
12	TYPE OF REPORTING PERSON*	OO

* Includes (i) 753 shares of Common Stock of the Issuer indirectly held by PMG X and (ii) 752 shares of Common Stock underlying 15,826 shares of series C convertible preferred stock of the Issuer, 158 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 5 of 17

1	NAME OF REPORTING PERSON Irwin Federman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Federman, a managing member of PMG X, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Federman, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,505*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 729 shares of Common Stock of the Issuer directly held by USVP X and 729 shares of Common Stock underlying 15,335 shares of series C convertible preferred stock of the Issuer, 153 shares of which are held in escrow, and (ii) 24 shares of Common Stock of the Issuer directly held by USVP X AFF and 23 shares of Common Stock underlying 491 shares of series C convertible preferred stock of the Issuer, 5 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 6 of 17

1	NAME OF REPORTING PERSON Steven M. Krausz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Krausz, a managing member of PMG X, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Krausz, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,505*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 729 shares of Common Stock of the Issuer directly held by USVP X and 729 shares of Common Stock underlying 15,335 shares of series C convertible preferred stock of the Issuer, 153 shares of which are held in escrow, and (ii) 24 shares of Common Stock of the Issuer directly held by USVP X AFF and 23 shares of Common Stock underlying 491 shares of series C convertible preferred stock of the Issuer, 5 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 7 of 17

1	NAME OF REPORTING PERSON Paul Matteucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Matteucci, a managing member of PMG X, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Matteucci, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,505*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 729 shares of Common Stock of the Issuer directly held by USVP X and 729 shares of Common Stock underlying 15,335 shares of series C convertible preferred stock of the Issuer, 153 shares of which are held in escrow, and (ii) 24 shares of Common Stock of the Issuer directly held by USVP X AFF and 23 shares of Common Stock underlying 491 shares of series C convertible preferred stock of the Issuer, 5 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 8 of 17

1	NAME OF REPORTING PERSON Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Root, a managing member of PMG X, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Root, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,505*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 729 shares of Common Stock of the Issuer directly held by USVP X and 729 shares of Common Stock underlying 15,335 shares of series C convertible preferred stock of the Issuer, 153 shares of which are held in escrow, and (ii) 24 shares of Common Stock of the Issuer directly held by USVP X AFF and 23 shares of Common Stock underlying 491 shares of series C convertible preferred stock of the Issuer, 5 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 9 of 17

1	NAME OF REPORTING PERSON Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Tansey, a managing member of PMG X, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Tansey, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,505*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 729 shares of Common Stock of the Issuer directly held by USVP X and 729 shares of Common Stock underlying 15,335 shares of series C convertible preferred stock of the Issuer, 153 shares of which are held in escrow, and (ii) 24 shares of Common Stock of the Issuer directly held by USVP X AFF and 23 shares of Common Stock underlying 491 shares of series C convertible preferred stock of the Issuer, 5 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 10 of 17

1	NAME OF REPORTING PERSON Richard W. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Lewis, a managing member of PMG X, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		1,505 shares, of which 1,458 are directly owned by USVP X and 47 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Lewis, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,505*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 729 shares of Common Stock of the Issuer directly held by USVP X and 729 shares of Common Stock underlying 15,335 shares of series C convertible preferred stock of the Issuer, 153 shares of which are held in escrow, and (ii) 24 shares of Common Stock of the Issuer directly held by USVP X AFF and 23 shares of Common Stock underlying 491 shares of series C convertible preferred stock of the Issuer, 5 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 11 of 17

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Presidio Management Group X, L.L.C., a Delaware limited liability company (“PMG X”), U.S. Venture Partners X, L.P., a Delaware limited partnership (“USVP X”), USVP X Affiliates Fund, L.P., a Delaware limited partnership (“USVP X AFF”), Irwin Federman (“Federman”), Steven M. Krausz (“Krausz”), Paul Matteucci (“Matteucci”), Jonathan D. Root (“Root”) Casey M. Tansey (“Tansey”) and Philip M. Young (“Young”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

ReShape Lifesciences, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1001 Calle Amanecersan
Clemente, California 92673

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by PMG X, USVP X, USVP X AFF, Federman, Krausz, Matteucci, Root, Tansey and Lewis. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

PMG X, the general partner of each of USVP X and USVP X AFF, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP X and USVP X AFF. Federman, Krausz, Matteucci, Root, Tansey and Lewis are managing members of PMG X and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by USVP X.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

U.S. Venture Partners
1460 El Camino Real, Suite 100
Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

USVP X and USVP X AFF are each a Delaware limited partnership. PMG X is a Delaware limited liability company. Federman, Krausz, Matteucci, Root, Tansey and Lewis are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 29365M505

ITEM 3.	Not Applicable.

CUSIP NO. 29365M505	13 G	Page 12 of 17

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of each of USVP X, USVP X AFF and the limited liability company agreement of PMG X, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 29365M505	13 G	Page 13 of 17

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 29365M505	13 G	Page 14 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2019

PRESIDIO MANAGEMENT GROUP X, L.L.C.	Irwin Federman

U.S. Venture Partners X, L.P.	Steven M. Krausz
By Presidio Management Group X, L.L.C.
Its General Partner	Paul Matteucci
USVP X Affiliates, L.P.	Jonathan D. Root
By Presidio Management Group X, L.L.C.
Its General Partner	CASEY M. TANSEY

RICHARD w. LEWIS

By:	/s/ Dale Holladay	By:	/s/ Dale Holladay
	Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*		Dale Holladay, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 29365M505	13 G	Page 15 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	17

CUSIP NO. 29365M505	13 G	Page 16 of 17

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ReShape Lifesciences, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 29365M505	13 G	Page 17 of 17

exhibit B

Dale Holladay has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.